August 29, 2025

Scott Stofferahn
Chief Financial Officer
Golden Growers Cooperative
1002 Main Avenue West, Suite 5
West Fargo, ND 58078

        Re: Golden Growers Cooperative
            Form 10-K for the Year Ended December 31, 2024
            File No. 000-53957
Dear Scott Stofferahn:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Year Ended December 31, 2024
Report of Independent Registered Public Accounting Firm, page A-1

1. Please amend your Form 10-K to include an audit report covering all periods presented, including your balance sheet as of December 31, 2023, and other included financial statements for the periods then ended. Refer to Rule 8-02 of Regulation S-X.
       The amendment should include the entirety of Item 8 and appropriate updated certifications that refer to the Form 10-K/A.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 August 29, 2025
Page 2



       Please contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services